PLYMOUTH ROCK TECHNOLOGIES LAUNCHES LATEST X1 DRONE, A NEXT LEVEL UNMANNED AERIAL SYSTEM (UAS)

Plymouth, Massachusetts - January 15, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting edge threat detection technologies, announced today updates to its UAV DRONE product line.

Built entirely from NATO-coalition sourced components, the PRT-X1 UAS platform will enable airborne visual weapon and object detection, facial recognition with thermal and ultra-high-resolution capabilities that has been designed with the direct input of law enforcement, intelligence agencies, military, and rescue services.

"At PRT, we continuously strive to improve our product offerings and their capabilities to better serve our target industries," said PRT's Carl Cagliarini.  "The X1 greatly expands common commercial uses as it offers long-duration flight times, greater airspeed and stability in the hover mode, which translates to lower altitude, high resolution sensor data capture. This X1 endurance, multi-battery UAS is capable of carrying a wide array of payloads and is ideal for tactical operations, search and rescue, agriculture, industrial inspection, and cellular capture intelligence sensors for three letter agency use."

The X1 has been evaluated by several agencies and as a result law enforcement and counter-terror organizations have expressed interest with their respective governments. In addition to this, the PRT X1 will be entered into the USA General Services Administration portal. This will allow USA Law Enforcement, search & rescue and security agencies to purchase both goods and services from PRT through approved requisition channels.

"We truly believe that there are several key differentiators that make the X1 a tool of choice for Military and Law Enforcement," stated Dana Wheeler, President and CEO. "The platform has been built drawing from our combined experience and understanding of what is required for apparatus by these agencies and military departments." stated Wheeler.

X1 Drone capabilities include:

  Increased efficiency, flight duration and payload capacity with maximum redundancy measures to ensure safe operations across a range of applications from pipeline inspection to counterterrorism
  Robust and Secure; the X1 allows for operations in adverse weather conditions due to its innovative design and remains secure being assembled in the USA
  Extended range & BVLOS (Beyond Visual Line of Sight) mission support; In addition to the standard downlink capability, the X1 also has a military grade video downlink, which delivers a 40 MB/s video and data feed up-to 40 miles
  Artificial Intelligence (AI) integration for advanced flight control, autonomy and safety. The X1 has the ability to detect fires, people, animals and even firearms using its on board camera systems and specialist payloads
  Real time data and video delivery to a lone operator as well as area command and control centers.
  Ability to withstand counter terror IED jamming technologies as well as all currently available drone jamming technologies

"Imagine the ability to track a cellular telephone or identify a car plate from several thousand feet. Then follow that vehicle or cell phone signal. Imagine trapped firefighter's in a brush fire being detected and guided to safety, or perhaps the need to get a blood supply across a major city in moments or find a lost child in the wilderness. The X1 versatility delivers this now," concluded Wheeler.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

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